Mail Stop 4561

January 18, 2007

Via U.S. Mail and Fax (720) 283-2451
Mr. Christopher D. Genry
Chief Financial Officer
United Dominion Realty Trust, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

  RE: **United Dominion Realty Trust, Inc.**
     Form 10-K for the fiscal year ended December 31, 2005
     Filed March 7, 2006
     File No. 1-10524

Dear Mr. Genry:

   We have reviewed your response letter dated January 10, 2007 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Commitments and Contingencies

Series C Out-Performance Program, page 66

1. Please provide us with more details regarding the valuation of the Series C Out-Performance shares. Specifically address whether you are arriving at the value of the Out-Performance shares by discounting the expected dividend stream, and if so specify the assumptions used for future dividend payments. In addition, tell us the basis for each of the assumptions you used to value the Series C Out-Performance shares. Tell us how you determined that it was appropriate to take discounts to reflect the non-transferability of the shares and to reflect the increased potential tax liability of the holder. In your response provide us with the amount of each discount taken.

2.	Please provide us with the mathematical calculation demonstrating the difference between receiving a Series C Out-Performance share after the measurement period versus receiving a share of common stock after the measurement period.

3.	Please tell us how the company considered whether to consolidate the LLC.

*   *   *   *

	Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 824-5539 or me at (202) 824-5222.

Sincerely,

Daniel L. Gordon
Branch Chief